First Quarter 2016 Earnings Call May 12, 2016 Exhibit 99.2

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise to achieve expected synergies and the timing thereof; Constellium’s increased levels of indebtedness which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees, the loss of customers, suppliers and other business relationships as a result of the transaction; disruptions to business operations; slower or lower than expected growth in the North American market for Body-in-White aluminum rolled products and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this presentation. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.   Forward-looking statements

Non-GAAP measures This presentation includes information regarding certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA per metric ton, Adjusted Free Cash Flow and Net Debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Adjusted Free Cash Flow and Net Debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Pierre Vareille Chief Executive Officer

Adjusted EBITDA of €92 million, down 3%, driven by record performance in the AS&I segment, further recovery in the A&T segment and, as expected, lower performance in P&ARP Shipments of 362 metric tons, down 5% as Q1 2015 benefited from competitor’s mill outage in the U.S. Revenue of €1.2 billion, down 5% on a like-for-like basis Automotive rolled product shipments up 30% First test coils produced ahead of schedule in new finishing lines at Bowling Green, Kentucky and Neuf-Brisach in France Strong liquidity position of €773 million, including proceeds from new issuance of $425 million Senior Secured Notes Jean-Marc Germain to be nominated as Executive Director during Annual General Meeting in June 2016 with the view of subsequent appointment as Chief Executive Officer in the course of summer 2016 Q1 2016 Highlights (% change Q1 2016 vs Q1 2015)

Packaging and Automotive Rolled Products Segment Continued excellent operational performance at Neuf-Brisach First test coils produced ahead of schedule in new finishing lines at Bowling Green and Neuf-Brisach Previously disclosed customer contract renegotiation at Muscle Shoals resulted in a one-time payment of $22.5 million in January 2016 Segment Outlook/Mix Constellium Recent Developments Shipments of 244 kt in Q1 2016, down 8% reflecting lower volumes in packaging products due to Q1 2015 benefit from competitor’s mill outage in the U.S. Automotive rolled product shipments up 30% Lower demand for specialty and other thin-rolled products

Aerospace and Transportation Segment Shipments of 63 kt, up 5% Solid demand in aerospace market with majority of business under long-term contracts Continued recovery in aerospace Adjusted EBITDA and Adjusted EBITDA per ton Signed new contract with Airbus, effective Jan 2017, focusing on higher value-add products Improved long-term outlook for use of AIRWARE® on Bombardier C-Series New pusher furnace in Ravenswood on schedule for completion in late 2016, plant well-positioned for another year of high profitability Segment Outlook/Mix Constellium Recent Developments

Segment Outlook/Mix Automotive Structures and Industry Segment Shipments of 57 kt, up 2% Strong demand in automotive structures applications and increasing global market share Record quarterly performance for Adjusted EBITDA and Adjusted EBITDA per ton Decin in Czech Republic on track to expand capacity by 50% over next four years Considering additional expansion opportunities Opening of Constellium University Technology Center at Brunel University London Constellium Recent Developments

Didier Fontaine Chief Financial Officer

Q1 2016 Adjusted EBITDA vs Q1 2015 € millions Record results in AS&I and improvement in A&T offsetting expected lower performance in P&ARP, which benefited in Q1 2015 from a competitor’s mill outage

Shipments: 266kt 244kt (8)% Q1 2016 Segment Performance vs Q1 2015 11 Segment Adjusted EBITDA (€m) Adjusted EBITDA per ton (€) +53% AS&I Shipments: 56kt 57kt +2% +7% A&T Shipments: 59kt 63kt+5% +2% +51% P&ARP (20)% (14)%

Adjusted Free Cash Flow Reconciliation € millions Three months ended March 31, 2016 Three months ended March 31, 2015 Cash flow from operating activities (59) 12 Capital expenditure (78) (84) Adjusted Free Cash Flow (137) (72) Lower cash flow from operating activities primarily reflecting significant post-acquisition improvement in trade working capital at Muscle Shoals in Q1 2015

Improved liquidity Successful issuance of $425 million Senior Secured Notes and cancellation of pre-existing €145 million RCF € millions March 31, 2016 Total Debt (*) 2,478 Cash and Cash Equivalents 625 Net Debt 1,853 Liquidity (**) 773 (*) Including fair value of cross currency interest swap and cash pledged for issuance of guarantees (**) Liquidity measured as the sum of Cash and Cash Equivalents and availability under long-term committed facilities

Key Takeaways Record results and performance in AS&I and continued recovery in A&T Lower Q1 2016 performance in P&ARP, as expected Q1 2016 Shipments and Revenues (on a like-for-like basis) down 5% and Adjusted EBITDA down 3% compared to Q1 2015 First test coils produced in new Body-in-White expansion projects in Europe and the U.S., on target for qualification in 2016 and ramp-up in 2017 Strong liquidity position of €773 million, including proceeds from new Senior Secured Notes and cancellation of the pre-existing €145 million RCF Jean-Marc Germain to be nominated as Executive Director during Annual General Meeting in June 2016 with the view of subsequent appointment as Chief Executive Officer of Constellium in the course of summer 2016

Q & A

Appendix

IFRS – Income Statement € millions Three months ended March 31, 2016 Three months ended March 31, 2015 Revenue 1,150 1,393 Income / (loss) from operations 53 (4) Finance costs – net (41) (43) Share of loss of joint-ventures (1) (1) Income / (loss) before income taxes 11 (48) Income tax (expense) / benefit (19) 17 Net loss (8) (31)

IFRS – Statement of Financial Position € millions March 31, 2016 December 31, 2015 Non-current assets 2,147 2,166 Current assets 1,728 1,449 Assets held for sale - 13 Total Assets 3,875 3,628 Equity (581) (540) Non-current liabilities 3,290 2,962 Current liabilities 1,166 1,193 Liabilities held for sale - 13 Total Equity and Liabilities 3,875 3,628

Net Debt Reconciliation € millions March 31, 2016 December 31, 2015 Borrowings 2,501 2,233 Fair value of cross currency interest rate swap (13) (47) Cash and cash equivalents (625) (472) Cash pledged for issuance of guarantees (10) (11) Net Debt 1,853 1,703

Reconciliation net income  € millions Three months ended March 31, 2016 Three months ended March 31, 2015 Net loss (8) (31) Income tax expense / (benefit) 19 (17) Income / (loss) before income tax 11 (48) Finance costs - net 41 43 Share of loss / (profit) of joint-ventures 1 1 Income / (loss) from operations 53 (4) Depreciation and amortization 34 32 Unrealized losses / (gains) from remeasurement of monetary assets and liabilities – net 1 (1) Unrealized (gains) / losses on derivatives (30) 46 Start-up and development costs 5 4 Wise acquisition and integration costs 2 7 Wise one-time costs 20 14 Manufacturing system and process transformation costs 3 - Metal price lag 3 (7) Other 1 4 Adjusted EBITDA 92 95